

February 18, 2011

Ms. Lee Ann Anderson
Vice President and Senior Trust Officer
Compass Bank
2525 Ridgmar Boulevard, Suite 100
Fort Worth, Texas 76116

      Re: San Juan Basin Royalty Trust
                Form 10-K for Fiscal Year Ended December 31, 2009
                Filed March 1, 2010
                File No. 1-08032

Dear Ms. Anderson:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                H. Roger Schwall
                Assistant Director